DAY ONE BIOPHARMACEUTICALS, INC.

395 Oyster Point Blvd., Suite 217

South San Francisco, CA 94080

June 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Life Sciences

Re:	Day One Biopharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 1, 2022

File No. 333-265346

Via EDGAR - Acceleration Request

Requested Date:    June 13, 2022

Requested Time:    9:00 a.m. Eastern Time

Ladies and Gentlemen:

Day One Biopharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

DAY ONE BIOPHARMACEUTICALS, INC.

By:	/s/ Charles N. York II, M.B.A.
Charles N. York II, M.B.A.
Chief Financial Officer

cc:	Jeremy Bender, Ph.D., M.B.A., Chief Executive Officer

Charles N. York II, M.B.A., Chief Operating Officer

and Chief Financial Officer

Day One Biopharmaceuticals, Inc.

Robert A. Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP